On October 11, 2001, a special meeting of the shareholders
of the Fund was held.The following is a summary of the
proposal presented and the total number of shares voted:
Proposal:
  1. To elect the following Directors:
			Votes in	Votes
			Favor of	Against
John D. Barrett II	155,414,985	2,762,501
Barton M. Biggs		155,288,247	2,889,239
Thomas P. Gerrity	155,538,892	2,638,594
Gerard E. Jones		155,459,928	2,717,558
Joseph J. Kearns	155,546,582	2,630,904
Vincent R. McLean	155,491,072	2,686,414
C. Oscar Morong, Jr.	155,490,890	2,686,596
William G. Morton, Jr.	155,511,886	2,665,600
Michael Nugent		155,357,868	2,819,618
Fergus Reid		155,382,427	2,795,059
Ronald E. Robison	155,456,858	2,720,628